UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 54) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 968,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 968,361
	10.	Shared Dispositive Power 9,058,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,027,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 80,479,801 Shares outstanding as of April 20, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, that was filed by the Issuer with the SEC on April 22, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 968,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 968,361
	10.	Shared Dispositive Power 9,058,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,027,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 80,479,801 Shares outstanding as of April 20, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, that was filed by the Issuer with the SEC on April 22, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 968,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 968,361
	10.	Shared Dispositive Power 9,058,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,027,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 80,479,801 Shares outstanding as of April 20, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, that was filed by the Issuer with the SEC on April 22, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,577
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 163,577
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 80,479,801 Shares outstanding as of April 20, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, that was filed by the Issuer with the SEC on April 22, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,190,772
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,131,938
	10.	Shared Dispositive Power 9,058,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,190,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 80,479,801 Shares outstanding as of April 20, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, that was filed by the Issuer with the SEC on April 22, 2021.

This Amendment No. 54 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on May 12, 2021, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	10,027,195	(1)(2)	12.5	%(3)	968,361	(2)	0	968,361	(2)	9,058,834	(1)
RBS Partners, L.P.	10,027,195	(1)(2)	12.5	%(3)	968,361	(2)	0	968,361	(2)	9,058,834	(1)
ESL Investments, Inc.	10,027,195	(1)(2)	12.5	%(3)	968,361	(2)	0	968,361	(2)	9,058,834	(1)
The Lampert Foundation	163,577		0.2	%(3)	163,577		0	163,577		0
Edward S. Lampert	10,190,772	(1)(2)(4)	12.7	%(3)	10,190,772	(1)(2)(4)	0	1,131,938	(2)(4)	9,058,834	(1)

(1)

This number includes 9,058,834 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 963,953 Shares held by ESL and 4,408 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(3)

This is based upon 80,479,801 Shares outstanding as of April 20, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, that was filed by the Issuer with the SEC on April 22, 2021.

(4)

This number includes 163,577 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2021	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed		Price Per Share
ESL Partners, L.P.	03/30/2021	Release to Redeeming Limited Partners	111,705	(1)	$0
ESL Partners, L.P.	04/26/2021	Open Market Sales	40,632		$103.7528	(2)
Edward S. Lampert	04/26/2021	Open Market Sales	94,273		$103.7528	(2)
The Lampert Foundation	04/26/2021	Open Market Sales	2,202		$103.7528	(2)
ESL Partners, L.P.	04/27/2021	Open Market Sales	20,489		$102.4157	(3)
Edward S. Lampert	04/27/2021	Open Market Sales	189,769		$102.4157	(3)
The Lampert Foundation	04/27/2021	Open Market Sales	3,431		$102.4157	(3)
ESL Partners, L.P.	04/28/2021	Open Market Sales	4,148		$103.0455	(4)
Edward S. Lampert	04/28/2021	Open Market Sales	40,864		$103.0455	(4)
The Lampert Foundation	04/28/2021	Open Market Sales	735		$103.0455	(4)
ESL Partners, L.P.	04/29/2021	Open Market Sales	7,901		$103.3783	(5)
Edward S. Lampert	04/29/2021	Open Market Sales	71,593		$103.3783	(5)
The Lampert Foundation	04/29/2021	Open Market Sales	1,297		$103.3783	(5)
ESL Partners, L.P.	04/30/2021	Open Market Sales	3,912		$103.4892	(6)
Edward S. Lampert	04/30/2021	Open Market Sales	34,351		$103.4892	(6)
The Lampert Foundation	04/30/2021	Open Market Sales	624		$103.4892	(6)
ESL Partners, L.P.	05/03/2021	Open Market Sales	13,821		$103.7204	(7)
Edward S. Lampert	05/03/2021	Open Market Sales	133,770		$103.7204	(7)
The Lampert Foundation	05/03/2021	Open Market Sales	2,409		$103.7204	(7)
ESL Partners, L.P.	05/10/2021	Open Market Sales	4,531		$105.7828	(8)
Edward S. Lampert	05/10/2021	Open Market Sales	32,847		$105.7828	(8)
The Lampert Foundation	05/10/2021	Open Market Sales	610		$105.7828	(8)

(1)

Represents the number of Shares held in separate accounts controlled by ESL or its designee, that were established on behalf of, and for the benefit of, those limited partners that previously redeemed all of their interest in ESL (the “Redeeming Limited Partners”) in lieu of ESL withholding a reasonable reserve from the amounts that would have otherwise been distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of, or claims against, ESL, over which ESL divested beneficial ownership for purposes of Section 13(d) of the Act, following the release of those Shares to those Redeeming Limited Partners.
(2)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $103.70 to $103.99 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(3)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $101.40 to $102.98 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(4)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $102.70 to $103.50 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(5)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $103.00 to $104.345 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(6)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $102.80 to $104.135 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(7)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $103.24 to $104.995 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(8)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $105.50 to $105.98 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.